 Quarterly Financial Statements Sept2002

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1175596

As at November 29, 2002

AMARC RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director, Chief Financial Officer and Secretary

Date: November 29, 2002

* Print the name and title of the signing officer under his signature.

AMARC RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED SEPTEMBER 30, 2002

(Expressed in Canadian Dollars)

(Unaudited)

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	September 30, 2002	March 31, 2002
	(unaudited)	(audited)

ASSETS

Current assets
Cash and equivalents	$ 148,903	$ 1,028,274
Amounts receivable and prepaids	388,586	277,943
Advances to related parties (note 7)	146,743	1,242,216

	684,232	2,548,433

Equipment (note 3)	87,136	20,991
Reclamation deposit (note 8)	70,000	70,000

	$ 841,368	$ 2,639,424

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts payable and accrued liabilities	$ 179,491	$ 302,326

Shareholders' equity
Share capital (note 6)	8,581,976	8,360,752
Deficit	(7,920,099)	(6,023,654)

	661,877	2,337,098

Nature of operations (note 1)

	$ 841,368	$ 2,639,424

See notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason
Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Six months ended Sept. 30

	2002	2001	2002	2001

Expenses
Accounting, audit and legal	$ 12,093	$ 8,506	$ 68,213	$ 12,432
Conference and travel	5,680	654	8,696	5,575
Depreciation	5,419	192	10,839	383
Exploration (note 5)	643,068	-	1,427,317	-
Management and consulting	14,848	4,855	40,037	18,132
Office and administration	55,254	2,211	170,943	8,519
Property investigations	-	564	-	7,153
Salaries and benefits	78,049	3,963	202,575	19,364
Shareholder communication	20,960	2,707	39,619	3,058
Trust and filing	4,025	1,567	4,951	2,064

	839,396	25,219	1,973,190	76,680

Other Items
Exchange gain (loss)	2,961	-	(25,212)	35
Government grants (note 9)	97,438	-	97,438	-
Interest	2,326	18,962	4,519	41,764

	102,725	18,962	76,745	41,799

Loss for the period	$ (736,671)	$ (6,257)	$ (1,896,445)	$ (34,881)

Loss per share	$ (0.05)	$ (0.00)	$ (0.13)	$ (0.00)

Weighted average number of common shares outstanding	14,923,619	9,767,205	14,903,128	9,767,205

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

			Six months ended Sept. 30

			2002	2001

Deficit, beginning of period			$ (6,023,654)	$ (2,137,035)

Loss for the period			(1,896,445)	(34,881)

Deficit, end of period			$ (7,920,099)	$ (2,171,916)

See notes to the consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Sept. 30		Six months ended Sept. 30

	2002	2001	2002	2001

Cash provided by (applied to)

Operations
Loss for the period	$ (736,671)	$ (6,257)	$ (1,896,445)	$ (34,881)
Item not involving cash, depreciation	5,419	192	10,839	383
Changes in non-cash operating working capital
Amounts receivable and prepaids	(58,324)	(2,715,669)	(110,643)	(2,528,684)
Advances from (to) related parties	252,820	-	1,095,473	-
Accounts payable and accrued liabilities	(155,245)	7,259	(122,835)	1,011

	(692,001)	(2,714,475)	(1,023,611)	(2,562,171)

Investments
Purchase of capital assets	-	-	(76,984)	-

Financings
Issuance of share capital	186,224	-	221,224	-

Cash and equivalents
Decrease during the period	(505,777)	(2,714,475)	(879,371)	(2,562,171)
Balance, beginning of period	654,680	4,189,477	1,028,274	4,037,173

Balance, end of period	$ 148,903	$ 1,475,002	$ 148,903	$ 1,475,002

See notes to the consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2002
(Expressed in Canadian Dollars)
(Unaudited)

1. Nature of operations

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Durango State, Mexico and Manitoba, Canada.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.       Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc, S.A. de C.V. and Amarc Exploraciones Mineras, S.A. de C.V., which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership (note 4).

(b) Mineral property interests

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period they are incurred or until a feasibility study has determined that the property is capable of commercial production. Exploration costs and option payments are expensed in the period they are incurred.

Administrative expenditures are expensed in the period incurred.

(c) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(d) Equipment

Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(e) Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Foreign exchange gains or losses are expensed.

(f) Fair value of financial instruments

The carrying values of cash and equivalents, amounts receivable, accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for the depreciation of equipment. Actual results could differ from these estimates.

(h) Share capital

Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital as the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

(i) Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. This policy has been adopted in the current year and is applied retroactively. There was no impact from the retroactive application on diluted loss per share as the effect of the outstanding options and warrants would be anti-dilutive.

(j) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(k) Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

3. Equipment

	Cost	Accumulated Depreciation	Net Book Value

September 30, 2002
Automotive	$ 25,081	$ 7,231	$ 17,850
Site equipment	76,984	7,698	69,286

	$ 102,065	$ 14,929	$ 87,136

March 31, 2002
Automotive	$ 24,514	$ 3,677	$ 20,837
Site equipment	567	413	154

	$ 25,081	$ 4,090	$ 20,991

4. Mineral property interests

Fox River Property

By an agreement dated November 15, 2001 (the "November 15, 2001 agreement"), the Company acquired the right to participate in the Fox River Project by investing in and becoming a general partner of the Precious Exploration Limited Partnership ("PELP"), which holds an option to acquire property interests comprising four Special Exploration Permits located near Thompson, Manitoba.

Specifically, the property comprises two permits covering 285,588 hectares owned 100% by Falconbridge Limited ("Falconbridge") and two permits covering 28,392 hectares which are subject to an option agreement between Falconbridge and W. Bruce Dunlop Limited NPL. The Fox River Project option rights held by PELP entitle it to earn a 60% interest in the Project by expending an aggregate of $12.5 million prior to December 31, 2005, subject to Falconbridge's right to back-in to a 60% interest by completing and financing a bankable feasibility study and by arranging financing and completion guarantees for mine development. The expenditures are to be made at the rate of $2.5 million per year, with the completion date of the first year's amount extended to September 30, 2002, which the Company has met.

Pursuant to the November 15, 2001 agreement, the Company agreed that it would fund PELP with $2.5 million in capital such that PELP could discharge accounts owing to Hunter Dickinson Group Inc. ("HDG"), a private company controlled by certain common directors, which aggregated this amount. HDG had initially funded part of these expenditures on behalf of PELP subsequent to HDG's initial acquisition of the Fox River Option on March 31, 2001. By an amending agreement dated November 27, 2001, Expatriate Resources Ltd. ("Expatriate"), an unrelated public company, agreed to participate in PELP by becoming a general partner and contributing $1.3 million (paid) towards the first year's expenditure commitment (an amount which was refunded to the Company, thereby reducing its initial contribution to $1.2 million) and to receive the option to earn a maximum 20% interest in PELP in consideration for agreeing to fund 50% of the first $5.0 million in PELP expenditures. Expatriate subsequently acknowledged that it would not be paying its share of future project expenditures, and accordingly surrendered its interest in PELP to HDG pursuant to the terms of an agreement between the two parties. The Company then recapitalized PELP to the extent of Expatriate's previous $1.3 million contribution by a cash advance to PELP of this amount.

As the primary general partner of PELP as at September 30, 2002, the Company has accounted for this investment on the basis of its economic substance, which is that of mineral property exploration expenses. Accordingly, these financial statements reflect the Company's pro-rata share (based on the Partners' respective capital account balances) of PELP exploration expenses incurred to December 31, 2001, the date Expatriate effectively resigned its participation in the partnership, plus all PELP exploration expenses incurred subsequent to that date. The gross PELP expenditures incurred to date apply to the exploration requirements of the Fox River Property option and now accrue substantially to the benefit of the Company as the primary remaining general partner of PELP at September 30, 2002.

In a related arrangement, Rockwell Ventures Inc. ("Rockwell"), which had originally acquired the Fox River Project option from HDG and which is a public company also related by certain common directors, was unable to complete on the option and quitclaimed its interest in PELP and the Fox River Project in favour of the Company. In consideration, the Company has agreed to issue to Rockwell up to 1,000,000 share purchase warrants, issuable as to 200,000 per year. On December 31, 2001 the Company issued 200,000 first year warrants, exercisable at $1.00 for 2 years, to keep the November 15, 2001 agreement in good standing.

Inde Property

On November 15, 2001, HDG agreed to assign to the Company its option to purchase a 100% interest in the Inde gold property concession located in Durango State, Mexico in consideration for the reimbursement of HDG's cost of approximately US$0.47 million, which included US$0.275 million in option payments made to the underlying vendors. Structured legally as a purchase from HDG of all of the issued and outstanding common shares of Amarc Exploraciones Mineras, S.A. de C.V. ("AEM"), the Company's cost was allocated on the basis of the original expenditures incurred by HDG, as follows:

CDN$
Administrative expenses	116,551
Exploration expense
Option payments	427,026
Other exploration	120,440
Mexican IVA receivable	63,938

$ 727,955

This is consistent with the Company's accounting policy that all property costs are expensed unless specifically incurred to acquire an outright ownership right to a property. AEM holds the Inde purchase option which requires further payments aggregating US$3.775 million to the third party property vendor at the rate of US$0.250 million per year for the next three years, with a US$3.025 million balloon payment at the end of the fourth year. On September 6, 2002 the Company and AEM agreed to defer for five months US$100,000 of a US$125,000 September 2002 option payment. The property is subject to a 4% Net Smelter Royalty payable up to a maximum of US$2 million over the project life.

Canadian Properties, Yukon Territory and Saskatchewan

The Company has a 5% Net Profits Interest (NPI) in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor plans to undertake any new programs on these properties at the present time.

5. Exploration Expenses

			Six months ended Sept. 30

	Fox River Property	Inde Property	2002	2001

Assay and analysis	$ 15,581	$ 50,983	$ 66,564	$ -
Drilling	164,793	449,557	614,351	-
Engineering	1,141	3,240	4,381	-
Equipment rental	5,298	23,581	28,879	-
Geological	66,736	280,817	347,553	-
Freight	663	13,071	13,734	-
Graphics	(4,297)	24,844	20,547	-
Helicopter	70,097	3,775	73,872	-
Option payments	-	45,078	45,078	-
Property fees/assessment	(5,128)	-	(5,128)	-
Site activities	19,995	156,811	176,806	-
Travel and accommodation	7,431	33,250	40,681	-

Incurred during the period	342,310	1,085,007	1,427,317	-
Cumulative exploration expenses, beginning of period	2,718,814	1,009,592	3,728,406	-

Cumulative exploration expenses, end of period	$ 3,061,124	$ 2,094,599	$ 5,155,723	$ -

6. Share capital

Authorized 100,000,000 common shares, without par value

Common shares issued:	Number of Shares	Amount

Balance, March 31, 2001	9,770,000	$ 6,541,359
Private placement (net of issue costs)	2,500,000	913,649
Private placement (net of issue costs)	2,500,000	905,744

Balance, March 31, 2002	14,770,000	8,360,752
Warrants exercised	87,500	35,000
Private placement (net of issue costs)	345,710	186,224

Balance, September 30, 2002	15,203,210	$ 8,581,976

(i) On August 27, 2002, the Company closed a private placement of 345,710 units at a price of $0.60 per unit. Each unit comprises of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.73 until December 27, 2003. The share purchase warrants are subject to a four month hold period as well as an accelerated expiry. If, after the four month hold period, the closing price of the common shares of the Company as traded on the TSX Venture Exchange is greater than or equal to $1.10 for ten consecutive trading days, warrant holders will be given notice that the warrants will expire in 45 days.

Share purchase options

No options were granted, exercised, or cancelled during the quarter ending September 30, 2002. The balance of share purchase options outstanding as at March 31, 2002 and September 30, 2002 is:

Expiry date	Exercise Price	Number of Options

April 5, 2003	$ 0.56	1,200,000
January 30, 2004	$ 0.48	688,000

		1,888,000
Weighted average exercise price		$ 0.53

The contractual remaining life of share purchase options is 0.81 years.

Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ending September 30, 2002 is:

Expiry date	Exercise Price	March 31, 2002	Issued	Exercised	Expired/ Cancelled	Sept 30, 2002

January 7, 2003	$ 0.40	2,054,000	-	(87,500)	-	1,966,500
July 7, 2003	$ 0.40	446,000	-	-	-	446,000
September 8, 2003	$ 0.50	2,500,000	-	-	-	2,500,000
December 27, 2003	$ 0.73	-	345,710	-	-	345,710
December 31, 2003	$ 1.00	200,000	-	-	-	200,000
December 31, 2005	$ 1.00	-	800,000	-	-	800,000

		5,200,000	1,145,710	(87,500)	-	6,258,210
Weighted average exercise price		$ 0.47	$ 0.92	$ 0.40	$ -	$ 0.55

The contractual remaining life of share purchase warrants is 1.04 years.

7. Related party transactions and balances

Transactions	Three months ended Sept 30, 2002	Year ended March 31, 2002

Hunter Dickinson Inc. (a)	$ 313,061	$ 375,964
Hunter Dickinson Group Inc. (b)	-	745,238
C.E.C. Engineering Ltd. (e)	6,713	7,888

Net balances receivable (payable)	September 30, 2002	March 31, 2002

Hunter Dickinson Inc. (a)	$ 146,743	$ 1,120,377
Hunter Dickinson Group Inc. (b)	-	160,976
Anooraq Resources Corporation (c)	-	48,652
Farallon Resources Ltd. (d)	-	87,789

Total	$ 146,743	$ 1,242,216

(a) Hunter Dickinson Inc. and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur costs with third party vendors on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balances receivable from Hunter Dickinson Inc. have arisen, in the normal course of business, from temporary working capital advances made to the Company in excess of amounts owing to it for services rendered.

(b) Hunter Dickinson Group Inc. ("HDG") is a private company with certain directors in common. The balances receivable from HDG arose from the funding of costs related to the Fox River Property, and have been fully paid to the Company.

(c) Anooraq Resources Corporation ("Anooraq") is a public company with certain directors in common. Balances receivable from Anooraq have arisen primarily as a result of normal course business with common suppliers by one company on behalf of the other.

(d) Farallon Resources Ltd. ("Farallon") is a public company with certain directors in common. The balances payable to Farallon have arisen primarily as a result of normal course business with common suppliers by one company on behalf of other, as well as the purchase, from Farallon, of capital assets.

(e) C.E.C. Engineering Ltd. is a private company controlled by a director, that provides engineering management services to the Company based on the fair market value of those services.

8. Reclamation deposit

In March 2002, the Company deposited $70,000 in trust with Gordon J. Fretwell Law Corporation as a reclamation deposit related to the Fox River Property (note 4).

9. Government grants

During the period, the Company's received $97,438 (six months ended September 30, 2001 - $nil) from the Manitoba Mineral Exploration Assistance Program, a program which provides financial assistance for non-fuel mineral exploration in Manitoba, in respect of its work on the Fox River Property. Under the terms of this program, the Company is eligible for a rebate of 35% of qualifying expenditures. As each grant application is subject to government review and approval, the Company records the proceeds of these grants as they are received.

10. Future income taxes

As of March 31, 2002, the Company had non-capital losses of approximately $3.0 million available to reduce taxable income in future years. These losses expire in various periods ranging from 2003 to 2009. Future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements, as it cannot be considered more likely than not that they will be realized.

11. Commitment

At September 30, 2002, the Company remains committed to incur, on a best-efforts basis, approximately $135,000 in qualifying expenditures with respect to a flow-through private placement of gross $1,000,000. The tax benefits of this financing were fully renounced to the investors at December 31, 2001.